                           COVER-ALL TECHNOLOGIES INC.
                55 LANE ROAD, SUITE 300 o FAIRFIELD, N.J. o 07004
                     PHONE: 973.461.5200 o FAX: 973.461.5257



                                December 1, 2005



VIA EDGAR

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:  Cover-All Technologies Inc.
               Form 10-K for Fiscal Year Ended December 31, 2004
               Filed March 25, 2005
               File No. 000-13124

Dear Mr. Skinner:

On behalf of Cover-All Technologies Inc., a Delaware corporation ("Cover-All" or the "Company"), we are transmitting responses to your letter of additional comments dated November 2, 2005, relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "10-K").

The responses are numbered to correspond to the numbers and headings of the paragraphs set forth in your November 2, 2005 letter (which are reproduced below).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES, PAGE 24

1. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 1 AND BELIEVE THAT YOU HAVE PROVIDED US WITH INFORMATION THAT WOULD BE USEFUL TO READERS OF YOUR MD&A. PLEASE CONFIRM TO US THAT YOU WILL EXPAND YOUR DISCLOSURES TO INCLUDE THE SUBSTANTIVE INFORMATION PROVIDED IN YOUR RESPONSE.

     RESPONSE: The Company confirms that it will expand its disclosures to include the substantive information provided in its September 16, 2005 response to comment number 1.

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                                                                Mr. Brad Skinner
                                                                December 1, 2005
                                                                          Page 2


FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-9

2. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 2 AND IT IS UNCLEAR TO US HOW YOU ESTABLISH VSOE FOR MAINTENANCE RELATED TO YOUR FIVE-YEAR TERM ARRANGEMENTS. TO AID OUR UNDERSTANDING, PLEASE ADDRESS THE FOLLOWING:

       o DESCRIBE TO US THE RENEWAL PROCESS FOR THE SOFTWARE LICENSE AND THE MAINTENANCE AT THE CONCLUSION OF THE ORIGINAL FIVE-YEAR LICENSE TERM. PROVIDE US WITH THE RELEVANT CONTRACTUAL RENEWAL PROVISIONS THAT ARE INCLUDED IN A TYPICAL ARRANGEMENT.

          RESPONSE: Cover-All typically licenses its product to its customers for a period of five years and agrees to provide maintenance and support for a concurrent five-year term; generally, the customer license and maintenance and support agreements are contained in one customer contract. Prior to the conclusion of the five-year license term, Cover-All typically will contact the customer to begin the renewal process, which entails a review with the customer of its current license and maintenance and support agreement, including the customer's specific list of licensed software components and lines of business and states.

                    If the customer decides to proceed with a renewal of the license upon the conclusion of the original five-year license term, Cover-All typically will offer the customer the licensed software components, lines of business and states for use in perpetuity at a negotiated license fee. The negotiated license fee is based on the various software components, lines of business and states licensed and number of users. The fee charged by Cover-All for the perpetual and multi-year time-based licenses are substantially the same.

                    If the customer wishes to continue maintenance and support services upon the conclusion of the original five-year maintenance and support term, Cover-All will offer the customer these services for a period of one year and thereafter the arrangement will be subject to renewal automatically for one-year terms unless terminated sooner. The negotiated maintenance and support services fees are based on standard percentages of the license fees for the software components and lines of business. After the initial

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                                                                Mr. Brad Skinner
                                                                December 1, 2005
                                                                          Page 3


                    one-year renewal term, Cover-All reserves the right to alter the annual maintenance and support services fees once per year.

                    Cover-All also reviews with the customer the fee schedule for professional services. Professional services are separate and distinct from maintenance and support services and are provided on an as-needed basis.

                    Once Cover-All and the customer agree on the parameters to and changes, if any, of, their original arrangement, Cover-All then either will amend the customer's existing license, maintenance and support agreement or, more often, will prepare a new such agreement altogether.

                    Attached to this letter as ANNEX A are sample renewal provisions that are contained in a typical Cover-All customer contract whereby the customer has renewed its license by entering into a new license, maintenance and support agreement with Cover-All.

       o EXPLAIN TO US WHEN MAINTENANCE IS ACTUALLY SOLD SEPARATELY (I.E. RENEWED) CONSIDERING IT APPEARS THAT YOUR CUSTOMERS MUST RENEW BOTH THE LICENSE AND THE MAINTENANCE TOGETHER AT THE CONCLUSION OF THE INITIAL FIVE YEAR TERM.

          RESPONSE: Our maintenance is sold separately the year after a customer has renewed to a perpetual license. Following the conclusion of the initial five-year term, our customers typically renew maintenance for a period of one year, and thereafter they renew maintenance automatically for one-year terms unless terminated sooner. Our customers have the option not to renew maintenance after the first year. The renewal of the maintenance for the period of one year would be considered maintenance sold separately. (Please note that the maintenance offered to our customers is made up of a combination of bureau updates and break/fix services; neither of these services is required on an ongoing basis by the customer in order for them to use the software.)

                    Our customers are not required to renew both the license and the maintenance together at the conclusion of an initial five-year term. Upon renewal of PCS (maintenance), the annual renewal rate offered is not significantly different from the rate charged for the PCS (maintenance) in the original multiple element agreement for that particular customer. The PCS (maintenance) renewal rate is a consistent percentage of our stipulated license fees.

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                                                                Mr. Brad Skinner
                                                                December 1, 2005
                                                                          Page 4


                    We believe that the renewal rate for the PCS (maintenance) provides vendor-specific objective evidence (VSOE) of the fair value of the PCS (maintenance) element included in our multiple element agreements in accordance with paragraphs 10 and 57 of SOP 97-2.

                    There are other factors which support our belief that the maintenance and the software license are indeed two independent elements, sold separately.

                    First, the fee for our software license element is not subject to refund or forfeiture or other concession if the maintenance (PCS) is cancelled during the agreed upon term. There are no additional services to be provided with respect to the software, nor are there any other obligations to the customer, after delivery and acceptance of the software occurs. The earnings process for the software license element is complete at this point.

                    Second, payment terms for one element under a multiple element agreement do not coincide with either the payment terms or the performance criteria of the other element contained in the agreement. Our software license fee is billed and payable upon delivery of the software to the customer. By contrast, our maintenance is billed on a quarterly basis.

                    Third, maintenance may be cancelled by the customer pursuant to the termination provisions of the contract, and such cancellation would not result in any change in the customer's rights to the software license as stated in the initial multiple element agreement. In fact, on several occasions our customers have canceled their maintenance contracts during the license term.

       o EXPLAIN TO US WHY YOU BELIEVE THAT ANNUAL RENEWALS SUBSEQUENT TO THE INITIAL LICENSE AND MAINTENANCE TERM ARE SUBSTANTIVE. WE NOTE THAT THE LENGTH OF THE INITIAL BUNDLED MAINTENANCE TERM AND THE SUBSEQUENT RENEWAL TERM APPEAR TO SUGGEST OTHERWISE. SEE AICPA TECHNICAL PRACTICE AID 5100.54.

          RESPONSE: Certain of our multiple element agreements include bundled
                    PCS (maintenance) services for a period that is relatively short (one year) compared to the term of the initial software license (five years) included in those agreements and also include a renewal term (one year) for PCS (maintenance) which is equal to the initial (bundled) PCS period (one year) Under these circumstances, we believe that the PCS renewal rate and term are substantive (under AICPA Technical Practice Aid 5100.54)

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                                                                Mr. Brad Skinner
                                                                December 1, 2005
                                                                          Page 5


                    and that the renewal rate constitutes VSOE of the fair value of the PCS under paragraphs 10 and 57 of SOP 97-2.

                    More typically, our initial multiple element agreements include bundled PCS (maintenance) services for a period that is relatively long (five years) compared to the term of the software license (five years or perpetual) included in those agreements and also include a renewal term (one year) for PCS (maintenance) which is less than the initial (bundled) PCS period (five years). Although AICPA Technical Practice Aid 5100.54 states that these circumstances (in connection with our five-year licenses) indicate that the PCS (maintenance) renewal rate would not be substantive and, therefore, cannot be used to establish VSOE of the fair value of the PCS (maintenance) services, we believe that with respect to such arrangements we can establish VSOE of the fair value of the PCS (maintenance) services under AICPA Technical Practice Aid 5100.68, which applies in instances where the software licenses for the same product are offered by the vendor as a perpetual license and as a multi-year time-based license.

                    Typically, our perpetual licenses have renewal terms for PCS (maintenance) services of one year and automatic renewal terms of one year thereafter. We believe the PCS renewal terms in our perpetual licenses provide VSOE of the fair value of the PCS (maintenance) services element included (bundled) in our multi-year time-based software arrangements because, under AICPA Technical Practice Aid 5100.68, each of the following two circumstances exist: (1) the term of our multi-year time-based software arrangements (five years) typically is substantially the same as the estimated economic life of our software product; and (2) the fees charged for our perpetual (including fees from the assumed renewal of PCS for the estimated economic life of the software) license and multi-year time-based license are substantially the same.

                    Cover-All also offers multi-year time-based licenses for the same product that include bundled PCS services for a portion of the license period (instead of only including bundled PCS services for the entire license term). Accordingly, pursuant to AICPA Technical Practice Aid 5100.68, we believe the renewal terms of those transactions provide VSOE of the fair value of the PCS services element that are bundled for the entire license term.

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                                                                Mr. Brad Skinner
                                                                December 1, 2005
                                                                          Page 6


3. PLEASE EXPLAIN TO US HOW YOU HAVE CONCLUDED THAT ANNUAL RENEWALS SUBSEQUENT TO THE INITIAL FIVE-YEAR MAINTENANCE TERM IN YOUR PERPETUAL LICENSE ARRANGEMENTS ARE SUBSTANTIVE AS REQUIRED BY AICPA TECHNICAL PRACTICE AID 5100.52.

     RESPONSE: Our conclusion that annual renewals subsequent to the initial five-year maintenance term in our perpetual license arrangements are substantive is based upon the fact that the annual renewal rate offered in our perpetual license arrangements, subsequent to the initial five-year maintenance period, is not significantly different from the rate charged for the maintenance (PCS) services in the original five-year agreement for that particular customer. We determine this by multiplying the one-year renewal rate in our perpetual license arrangements by five and this product equals the aggregate maintenance (PCS) fees for the initial five-year arrangement for that particular customer. As such, pursuant to AICPA Technical Practice Aid 5100.52, we believe that the renewal rate and term are substantive, and that the one-year renewal rate constitutes VSOE for the fair value of maintenance (PCS) services pursuant to the provisions in paragraphs 10 and 57 of SOP 97-2.

4. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 3 AND IT APPEARS UNCLEAR WHETHER YOU ALLOCATE REVENUE IN MULTIPLE-ELEMENT ARRANGEMENTS BASED ON VSOE OF EACH ELEMENT OR USING THE RESIDUAL METHOD DESCRIBED IN SOP 98-9. PLEASE CLARIFY FOR US WHICH METHOD IS USED AND EXPLAIN TO US HOW IT IS APPLIED. IN ADDITION, CONFIRM THAT YOU WILL EXPAND YOUR DISCLOSURE REGARDING MULTIPLE-ELEMENT ARRANGEMENTS ACCORDINGLY.

     RESPONSE: For each of our multiple element agreements, we use the residual method described in SOP 98-9, under which revenue is allocated to the undelivered elements based on VSOE of fair value of such undelivered elements (PCS) (i.e., maintenance) and the residual amount is allocated to the delivered elements (i.e., software license). We recognize license revenues after all licensed software product has been delivered. We recognize maintenance
               (PCS) revenues over the term of the maintenance contract. VSOE of the fair value of maintenance for agreements that do not include stated renewal rates is determined by reference to the price paid by our customers when maintenance is sold separately (that is, the renewal rate). Past history has shown that the annual renewal rate offered, subsequent to an initial five-year maintenance term, is not significantly different from the rate charged for the maintenance (PCS) in the original multiple element agreement for that particular customer. The Company confirms that it will expand its revenue recognition policy disclosures regarding its multiple element agreements based upon the information included in this response.

                                                                Mr. Brad Skinner
                                                                December 1, 2005
                                                                          Page 7


5. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 4 AND DO NOT BELIEVE THAT YOU HAVE ADEQUATELY EXPLAINED WHY YOUR SERVICES QUALIFY FOR SEPARATE ACCOUNTING. PLEASE EXPLAIN TO US IN MORE DETAIL WHY YOU BELIEVE THAT YOUR SERVICES DO NOT INCLUDE SIGNIFICANT PRODUCTION, MODIFICATION, OR CUSTOMIZATION OF THE SOFTWARE AND WHY THE SERVICES ARE NOT ESSENTIAL TO THE FUNCTIONALITY OF YOUR SOFTWARE. REFER TO PARAGRAPHS 7 AND 70 OF SOP 97-2 IN YOUR RESPONSE.

     RESPONSE: Professional services are services which Cover-All provides to assist customers with, among other things, the identification of software non-performance or malfunctions caused by hardware or software products not furnished or recommended by Cover-All, and include the customization, modification, operation and, in certain case, the installation of, and updates to, software and the transition of a customer's current version of the software to a new version of the software, including the implementation of modifications to software and data conversion. Training for technical or user staff are also provided as professional services. None of these services provided by Cover-All is required for the software to be operational; these services are performed only when requested by the customer, and the customer is not charged unless and until the services are rendered.

               As provided for in paragraph 7 of SOP 97-2, if an arrangement to deliver software requires significant production, modification or customization of software, the entire arrangement must be accounted for in conformity with Accounting Research Bulletin No. 45, Long-Term Construction-Type Contracts, and SOP 81-1, Accounting for the Performance of Construction-Type and Certain Production-Type Contracts.

               Neither is our professional services element essential to the functionality of the license element in our multiple element agreements nor do our arrangements to deliver software require significant production, modification or customization of software. Consequently, we believe that our professional services should be accounted for separately. As provided for in paragraph 69 of SOP 97-2, the software licensed to our customers does not require significant changes in the underlying code or customization, and it may be used by the customer for their purposes upon installation. Actual use by the customer and performance of other elements of the arrangement is not required to demonstrate that the customer can use the software.

               Paragraph 70 of SOP 97-2 sets forth factors which indicate that the service element is essential to the functionality of the other elements of the arrangement, none of which are applicable to Cover-All's professional services:

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                                                                Mr. Brad Skinner
                                                                December 1, 2005
                                                                          Page 8


                    o    Our software is off-the-shelf software.

                    o Our professional services do not include significant alterations to the features and functionality of the software.

                    o Complex interfaces are not necessary for our software to be functional in the customer's environment.

                    o The timing of payments for our software is not coincident with performance of the services. Our license fee is invoiced upon delivery. Professional services are invoiced when the services are performed.

                    o Milestones or customer-specific acceptance criteria do not affect the realizability of our software license fee.

               Our professional services do not carry a significant degree of risk or unique acceptance criteria. We are an experienced provider of these services, and our customer personnel are dedicated to participate in the services being performed. Having these characteristics, our professional services qualify for accounting as a service element of our software arrangements and, therefore, are accounted for separately.

6. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 5 AND IT DOES NOT APPEAR THAT SOP 97-2 IS APPLICABLE TO YOUR ASP ARRANGEMENTS. PLEASE EXPLAIN WHY YOU HAVE REFERRED TO SOP 97-2 IN YOUR RESPONSE.

     RESPONSE: We referred to SOP 97-2 because we believe that it is applicable to our ASP arrangements. SOP 97-2 provides guidance on when revenue should be recognized, and in what amounts, for licensing, selling, leasing or otherwise marketing computer software, and our ASP arrangements consist of the leasing of specific components of our software packages to customers for an agreed upon rate for providing this service. The software is not incidental to our ASP arrangements. These arrangements are typically offered separately to our customers. Revenues for our ASP services are recognized ratably on a straight-line basis over the term that the ASP services are provided. This revenue recognition policy is consistent with the provisions of SAB 104.

               Our ASP arrangements were created as a way of providing customers an alternative to purchasing our software. During 2004, we had only one ASP arrangement, which consisted of providing a customer with access to the use of specific components of our software program. In accordance with its ASP arrangement, our customer did not have any ownership rights to our software program. The components leased to this ASP customer are the same components contained in our software program that are offered under our licensing agreements to other customers. ASP fees are billed quarterly for the use of the program in accordance with the arrangement. The ASP arrangement may be cancelled by the customer or Cover-All pursuant to the termination provisions in the contract.

7. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 5 AND IT REMAINS UNCLEAR THE EXTENT TO WHICH YOU CURRENTLY USE ACCEPTANCE PROVISIONS IN YOUR ARRANGEMENTS. PLEASE EXPLAIN TO US WHETHER ANY CONTRACTUAL ACCEPTANCE PROVISIONS EXIST RELATED TO ANY ELEMENTS INCLUDED IN YOUR ARRANGEMENTS. CLARIFY ANY RECOURSE THAT CUSTOMERS CURRENTLY HAVE IF THEY ARE UNSATISFIED WITH YOUR SOFTWARE OR THE PERFORMANCE OF YOUR SERVICES.

                                                                Mr. Brad Skinner
                                                                December 1, 2005
                                                                          Page 9


     RESPONSE: Although Cover-All enters into written contracts with its customers and Cover-All's licensed software and services are subject to the customer's acceptance, these contracts currently do not contain formal acceptance provisions. (Please note that historical experience has proven that Cover-All's software licenses and services have been accepted by our customers upon our delivery and installation or performance, as the case may be, as the software has not been subject to any material errors or malfunctions. Our products have been in use by our customers for many years, and we are an experienced provider of these products and services, thus facilitating acceptance. We also work closely with our customers throughout the implementation process, making it less likely that satisfaction will not be achieved.)

               Our customers have recourse if they are unsatisfied with our software or the performance of our services. As stated in our standard written contract, our customers are required to make payment of any invoice issued by Cover-All within thirty (30) days of their receipt of a correct invoice. In the event a customer has a good faith dispute with respect to any invoice or any portion of an invoice, the customer, after providing written notice to Cover-All (including its reason for disputing such amount), are entitled to pay to Cover-All the undisputed portion of the invoice and withhold the balance.

               In our standard written customer contracts, Cover-All also warrants that its software and work product substantially conforms to specifications for a period of ninety (90) days from the day of delivery to the customer unless otherwise specified in the statement of work. Any claim under warranty must be submitted in writing prior to the expiration of the warranty period. In the event of a breach of a warranty, Cover-All must use all commercially reasonable efforts to correct any error or other malfunction in the software and/or work product that is causing it or them to be in substantial nonconformance with the specifications. (Cover-All, however, is not responsible for errors, malfunctions or performance degradation to the extent (a) the software or work product is being operated and executed on a system environment that is other than specified by Cover-All in its contract with the customer or (b) such errors, malfunctions or performance degradation are caused by improper installation by the customer or modifications made by anyone other than Cover-All.)

               Cover-All also warrants that it will provide professional services in a professional workmanlike manner and on a timely basis and that any related deliverable will perform in accordance with the specifications approved jointly by the customer and Cover-All. Unless otherwise specified in the work order, this warranty extends for a period of thirty (30) days. In the event of a breach of a warranty with respect to non-conforming deliverables, Cover-All must promptly correct

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                                                                Mr. Brad Skinner
                                                                December 1, 2005
                                                                         Page 10


               any error or malfunction in the deliverables that is causing it or them to be in material nonconformance with the specifications, or, with respect to other non-conforming professional services, Cover-All must promptly re-perform the service.

CAPITALIZED SOFTWARE, PAGE F-11

8. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 7 AND IT APPEARS INCONSISTENT WITH YOUR DISCLOSURE THAT INDICATES THAT DEVELOPMENT IS COMPLETE UPON REACHING TECHNOLOGICAL FEASIBILITY. PLEASE EXPLAIN TO US WHY YOUR DISCLOSURE IS INCONSISTENT WITH YOUR RESPONSE AND INDICATE HOW YOU INTEND TO RESOLVE THIS INCONSISTENCY.

     RESPONSE: Based upon review of our disclosure, it appears that our use of the word "development" in describing our research and development costs can be interpreted to include all costs associated with producing product masters, well beyond merely establishing technological feasibility; this interpretation was not intended by us. We intend to resolve this inconsistency by eliminating the following sentence in our "Valuation of Capitalized Software" section of our "Critical Accounting Policies and Estimates" disclosures:

               "As we have completed software development concurrently with the establishment of technological feasibility, we have commenced capitalizing these costs."

               We will replace the preceding sentence with the following:

               "Costs for the conceptual formulation and design of new software products are expensed as incurred until technological feasibility has been established. Once technological feasibility has been established, we capitalize costs to produce the finished software products. Capitalization ceases when the product is available for general release to customers. Costs associated with product enhancements that extend the original product's life or significantly improve the original product's marketability are also capitalized once technological feasibility has been established."


                                            * * *

Please call the undersigned at (973) 461-5190 or David E. Weiss of DLA Piper Rudnick Gray Cary US LLP at (212) 835-6157 if you have any questions or require further information. Please advise us if we can further assist you in the review of the above-referenced document.

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                                                                Mr. Brad Skinner
                                                                December 1, 2005
                                                                         Page 11





                                              Very truly yours,

                                              /S/ ANN F. MASSEY

                                              Ann F. Massey
                                              Chief Financial Officer


cc:    John W. Roblin, President and Chief Executive Officer
       David E. Weiss, Esq.

                                                                Mr. Brad Skinner
                                                                December 1, 2005
                                                                         Page 12


                                     ANNEX A

     Set forth below are renewal provisions excerpted from a typical customer license, maintenance and support agreement for MIC Rating & Issuance software used by customers who have renewed their licenses by entering into a new agreement with Cover-All:

          A.   LICENSE.

               "In consideration of payment of the license fees set forth in Attachment B of this Agreement and Customer's observance of the terms and conditions of this Agreement, Cover-All acknowledges the existence of a non-exclusive, non-transferable perpetual license ("License") to the Software described in Section 1.1 and
               1.2 of Attachment B. Customer's license of additional components, lines of business per state are subject to additional license fees and are not included in the perpetual license mentioned in
               Section 1.1 and 1.2 of Attachment B."

          B.   ATTACHMENT B.

                           "CUSTOMER SERVICES ADDENDUM

               1.0  LIST AND DESCRIPTION OF LICENSED COVER-ALL SOFTWARE

                    The parties hereby acknowledge that the License for the use of the components listed below (Sections 1.1 and 1.2) commences as of the Effective Date of this Agreement and shall continue perpetually. Additional components, lines of business per state are subject to additional license fees.

                    1.1. License for the use of the following Software:

                         |X|  MIC RATING & ISSUANCE 7.0

                    1.2. License for the Software shall be for the following
                         lines of business and states:

                         |X|  ISO CPP FOR: NORTH CAROLINA AND VIRGINIA"

          C.   TERM.

               "The Support Services and Professional provided pursuant to this Agreement, shall commence on the Effective Date and shall continue for a period of one (1)

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                                                                Mr. Brad Skinner
                                                                December 1, 2005
                                                                         Page 13


               year (the "Initial Term") and thereafter renew automatically for one (1) year terms (each a "Successive Term"), unless terminated as provided herein."

          D.   PAYMENT AND TAXES.

               "FEES. License and Support Services Fees are stated in the applicable CSA. Such License and Support Services Fees will be invoiced by Cover-All to Customer in accordance with the CSA.

               FEE INCREASES. Except as otherwise agreed to by the parties and set forth in the CSA, Cover-All reserves the right to alter the annual Support Services fees no more than once per year. Cover-All will provide at least sixty (60) days written notice to Customer of any such increase. Cover-All cannot guarantee prices on third party software. Cover-All will attempt to hold any such increases to a minimum, but any increases imposed by the vendors of these products will be passed on to Customer. Similarly, fees imposed by ISO for the use of their rates, rules and forms information are beyond Cover-All's control and will be passed on to Customer as part of any increase to the annual Support Services fees.

               PROFESSIONAL SERVICES FEES. Fees for Professional Services shall be invoiced at the end of each month during which such services were performed by Cover-All. All such fees are payable to Cover-All by Customer."